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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            GENERAL AUTOMATION, INC.

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                                (Name of Issuer)

                                  COMMON STOCK

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                         (Title of Class of Securities)

                                   369-032-107

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                                 (CUSIP Number)

                               STEPHEN RYAN, ESQ.

                         LANDELS, RIPLEY & DIAMOND, LLP

                         300 THE EMBARCADERO, 6TH FLOOR

                         SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 512-8700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.     369-032-107                                      PAGE 2 OF 6 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Pacific Mezzanine Fund, L.P.
      IRS #94-319-7312
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*

      WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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                      7   SOLE VOTING POWER
                          4,708,818
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            (SEE ITEM 7 ABOVE)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          None
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (SEE ITEM 7 ABOVE)
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.5%
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  14  TYPE OF REPORTING PERSON*
      PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7


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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D, dated September 30, 1999 ("Schedule 13D"), relating to shares of $.10 par value common stock ("Shares") of General Automation, Inc. ("GA"), a Delaware corporation, whose principal executive offices are located at 17731 Mitchell North, Irvine, California 92614. Shares of GA are traded on the NASDAQ over-the-counter market.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is filed by Pacific Mezzanine Fund, L.P., a California limited partnership ("PMF"). The principal business of PMF is investing. PMF is a registered Small Business Investment Company. PMF's General Partner is Pacific Private Capital, a California limited partnership. The principal business of Pacific Private Capital is serving as the General Partner of PMF. The General Partner of Pacific Private Capital is Andrew B. Dumke. Mr. Dumke is a U.S. citizen.

        The principal business office of PMF, Pacific Private Capital and Mr. Dumke is located at 2200 Powell Street, Suite 1250, Emeryville, California 94608.

        Over the past five years, none of the foregoing have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The total amount of funds required by PMF for the purchase of the Secured Convertible Promissory Notes and Warrants was $3,150,000 and was obtained from working capital.

ITEM 4. PURPOSE OF TRANSACTION

        PMF loaned GA $3,150,000 in the ordinary course of business for investment purposes pursuant to a Loan Agreement by and between GA and PMF, dated as of September 30, 1999 (the "Loan"). The interest rate of the Loan is 10% per annum with a default rate of up to an additional 5% per annum. Interest is payable monthly in arrears and principal is due and payable on September 30, 2004. In connection with the Loan, GA issued to PMF a Secured Convertible Promissory Note (the "Note") and a Common Stock Purchase Warrant (the "Warrant"), each dated as of September 30, 1999. The Note is convertible into up to 4,315,068 shares of GA's common stock. The Warrant is exercisable into 393,750 shares of GA's common stock at an exercise price of $0.45 per share. The
Note is secured by all of GA's assets pursuant to the terms of a Security Agreement by and between GA and PMF, dated as of September 30, 1999. PMF agreed to subordinate the Note to Comerica Bank pursuant to the terms of a Subordination Agreement by and among GA, PMF and Comerica Bank, dated as of September 30, 1999. The parties also entered into an Investment Unit Pricing Agreement dated as of September 30, 1999 with respect to the respective prices and values of the Note and Warrant.


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        PMF does not currently have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) though (j) of Item 4 of Schedule 13D. However, PMF may (i) convert the Note into shares of GA's common stock at any time before the Note is paid in full, (ii) exercise the Warrant at any time before the expiration thereof, (iii) dispose of the shares of common stock acquired as described in clauses (I) and (ii) of this sentence, (iv) view or reconsider its position, (v) change its purpose or (vi) formulate plans or proposals specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        On September 30, 1999 PMF acquired the Note and the Warrant in connection with the Loan. The Note is convertible into up to 4,315,068 shares of GA's common stock and the Warrant is exercisable into 393,750 shares of GA's common stock at an exercise price of $0.45 per share. PMF beneficially owns a total of 4,708,818 shares of GA's common stock (which is approximately 33.5% of the shares outstanding on July 31, 1999, based on the information reported in GA's Quarterly Report on Form 10-QSB for the quarter ended July 31, 1999 filed with the Securities and Exchange Commission, plus the shares issuable upon conversion of the Note and exercise of the Warrant).

        PMF has the sole power to vote and dispose of all of the shares of GA's common stock that it beneficially owns. The power to vote and dispose of shares of common stock of GA is not shared by PMF with any person.

        The response to Item 4 of this Schedule 13D is incorporated herein by reference. The Loan described above and in Item 4 of this Schedule 13D, is the only transaction involving securities of GA in which any of the parties described in Item 1 of this Schedule 13D has been involved in the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The responses to Items 4 and 5 of this Schedule 13D are incorporated herein by reference.

        In addition to the Loan Agreement, Note, Warrant, Security Agreement and Subordination Agreement described elsewhere herein, GA and PMF have entered into an Investors' Rights Agreement, dated as of September 30, 1999 (the "Investors' Rights Agreement"). Pursuant to the Investors' Rights Agreement, GA is required to file certain registration statements with the Securities and Exchange Commission (the "SEC"), registering the shares issuable upon conversion of the Note and exercise of the Warrant (collectively the "Registrable Shares") held by PMF and certain eligible assignees (each a "Holder") under the Securities Act of 1933, as amended (the "Securities Act"). Holders are also entitled to include the Registrable Shares in certain registrations initiated by GA. GA is obligated to pay the expenses of any such registration, with certain exceptions. GA is also obligated to nominate two of PMF's nominees to the board of directors at meetings of its shareholders held for the purpose of electing directors and, if its nominees are not elected to the board, is granted board visitation rights. GA also granted PMF rights of first refusal with respect to the issuance of additional securities in certain transactions.

        PMF's rights of first refusal terminate upon the transfer of the Registrable Securities (the rights are not assignable), the right to nominate members to the board of directors terminates

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when the Registrable Securities do not constitute at least 10% of the fully diluted shares of GA, the board visitation rights terminates when the Registrable Securities do not constitute at least 5% of the fully diluted shares of GA and the registration rights terminates when the Registrable Securities do not constitute at least 10% of the fully diluted shares of GA.

        The Loan Agreement, Note, Warrant, Security Agreement, Investment Unit Pricing Agreement, Subordination Agreement and Registration Rights Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following are filed as exhibits to this Schedule 13D:

        10.1 Loan Agreement by and between General Automation, Inc. and Pacific Mezzanine Fund, L.P., dated as of September 30, 1999.

        10.2 Secured Convertible Promissory dated as of September 30, 1999, issued by General Automation, Inc. to Pacific Mezzanine Fund, L.P.

        10.3 Warrant to Purchase Common Stock of General Automation, Inc. dated as of September 30, 1999, issued by General Automation, Inc. to Pacific Mezzanine Fund, L.P.

        10.4 Security Agreement by and between General Automation, Inc. and Pacific Mezzanine Fund, L.P., dated as of September 30, 1999.

        10.5 Investment Unit Pricing Agreement by and between General Automation, Inc. and Pacific Mezzanine Fund, L.P., dated as of September 30, 1999.

        10.6 Subordination Agreement by and among General Automation, Inc., Comerica Bank and Pacific Mezzanine Fund, L.P., dated as of September 30, 1999.

        10.7 Investors' Rights Agreement by and between General Automation, Inc. and Pacific Mezzanine Fund, L.P., dated as of September 30, 1999.

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: September 30, 1999               PACIFIC MEZZANINE FUND, L.P.,
                                       a California limited partnership

                                       By: PACIFIC PRIVATE CAPITAL,
                                           A California limited partnership

                                           Its General Partner

                                           By:  /s/ ANDREW B. DUMKE
                                                -----------------------------
                                                Andrew B. Dumke
                                                General Partner
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                                 EXHIBIT INDEX

Number  Description
10.1    Loan Agreement by and between General Automation, Inc. and Pacific
        Mezzanine Fund, L.P., dated as of September 30, 1999.

10.2    Secured Convertible Promissory dated as of September 30, 1999, issued by
        General Automation, Inc. to Pacific Mezzanine Fund, L.P.

10.3    Warrant to Purchase Common Stock of General Automation, Inc. dated as of
        September 30, 1999, issued by General Automation, Inc. to Pacific
        Mezzanine Fund, L.P.

10.4    Security Agreement by and between General Automation, Inc. and Pacific
        Mezzanine Fund, L.P., dated as of September 30, 1999.

10.5    Investment Unit Pricing Agreement by and between General Automation,
        Inc. and Pacific Mezzanine Fund, L.P., dated as of September 30, 1999.

10.6    Subordination Agreement by and among General Automation, Inc.,
        Comerica Bank and Pacific Mezzanine Fund, L.P., dated as of September
        30, 1999.

10.7    Investors' Rights Agreement by and between General Automation, Inc. and
        Pacific Mezzanine Fund, L.P., dated as of September 30, 1999.